UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2026

Li Wai Chung
Chief Executive Officer
FiEE, Inc.
3-33, 2-chome Utajima, Nishiyodogawa District
Osaka, Japan
852-28166813

Re: FiEE, Inc.
Registration Statement on Form S-3
Filed May 29, 2026
File No. 333-296351

Dear Li Wai Chung:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino at 202-551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David A. Bartz